

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 11, 2016

Mr. Michael J. Liebman
Chief Financial Officer
Global Water Resources, Inc.
21410 N 19th Avenue #220
Phoenix, AZ 85027

> **Re: Global Water Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 19, 2016**
> **File No. 333-209025**

Dear Mr. Liebman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. With respect to all third-party statements in your prospectus – such as market data by the U.S. Census, the Employment and Population Statistics Department of the State of Arizona, and The W.P. Carey School of Business – please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly

mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

3. Please provide the disclosure required by Item 201(b) of Regulation S-K with respect to your current share ownership, as well as your share ownership immediately following the Reorganization Transaction but prior to the closing of this offering.

4. Please tell us whether you will be a "controlled company" under applicable exchange rules after the offering. If so, please disclose that fact, and include appropriate risk factor disclosure in the Summary and Risk Factor sections.

5. We note your disclosure on page 24 regarding the determination of the offering price. Please revise to enhance the description of the various factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

6. Your disclosure throughout the prospectus suggests the importance of your ability to continually build appropriate infrastructure. In this regard, we note, as examples only, your statements regarding "increases in capital expenditures needed to build infrastructure to secure alternative water sources," that you must "own both the water and the wastewater infrastructure" in order to implement your Total Water Management model, and that you "expect to continue to significantly expand [y]our…infrastructure." However, we also note that your settlement with the Arizona Corporation Commission prohibits you from entering into new infrastructure coordination and financing agreements. Please tell us how this prohibition affects your ability to meet your needs with respect to the development of the infrastructure necessary to conduct your business.

Prospectus Summary

Our Company, page 1

7. Please disclose the basis for your assertions that you "are a leading water resource management company," you "have become a leader in Total Water Management practices," and you have "sector-leading technology." In this regard, we note that you operate primarily in metropolitan Phoenix, Arizona, derive almost all of your revenues from the operation of two facilities, and no longer own the FATHOM business. If you do not have independent support for these statements, please revise the language to make clear that this is your belief based upon management's experience in the industry, if true.

The Transactions, page 3

8. Please clarify whether GWRC has any operations that you will be acquiring through the merger.

Implications of Being an Emerging Growth Company, page 3

9. We note your statement that you "may choose to take advantage" of the extended transition period to comply with new or revised accounting standards applicable to public companies. Here and elsewhere in your prospectus where you discuss this transition period, please revise to disclose your election. Refer to Question 13 of the JOBS Act Frequently Asked Questions, located on our website.

Summary Risk Factors, page 4

10. Please include a risk factor here that, due to the concentration of stock ownership by your officers, directors, certain stockholders, and their affiliates, investors will have limited ability to influence corporate matters. Please also include a risk factor here regarding your reduced disclosure as a result of the JOBS Act.

The Offering, page 5

11. Please revise the last paragraph on this page to clarify whether the prospectus assumes the closing of the Reorganization Transaction and issuance of 8,726,747 shares to the stockholders of GWRC.

Risk Factors, page 7

12. Please tell us what consideration you gave to including a risk factor regarding the fact that, if the Reorganization Transaction is not consummated, this offering will not proceeds. In this regard, it appears that certain specific factors, including the possibility that GWRC will not receive shareholder approval of the Reorganization Transaction or that the exemption from registration for the issuance of shares in connection with the Reorganization Transaction will not be available to you, should be discussed. If you include such a risk factor in this section, please also include it in the Summary section.

We may have difficulty accomplishing our growth strategy…, page 7

13. Please revise the heading of this risk factor to clarify that you may not be able to rely on regulatory rate increases for over a next year.

Industry and Market Data, page 27

14. We note your statement that "the accuracy and completeness of the [industry and market data included in the prospectus] cannot be guaranteed." Please delete such statement or revise as necessary, so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data that you elect to include in the filing.

The Transactions

Reorganization Transaction, page 28

15. Please revise to include more detailed disclosure of the merger process, including a discussion of any government approval process and the material provisions of the merger agreement. Please state, if true, that GWRC will delist from the Toronto Stock Exchange after the merger. Please state, as you do on page II-2, that the stockholders of GWRC will receive 8,726,747 shares of your common stock in the merger, as well as the percentage ownership of your outstanding common stock that these shares will represent immediately prior to and following the completion of the offering.

16. Please clarify who are the "Original Shareholders of Global Water Resources, Inc." and how may persons constitute such holders.

17. Please clarify whether the breakdown of percentage ownership by Public Investors and Original Shareholders of Global Water Resources, Inc. reflects the issuance of the shares being registered in this transaction.

18. Please provide additional disclosure regarding the reasons that the Reorganization Transaction and this offering are conditioned upon each other.

19. Since the Reorganization Transaction and this offering are conditioned upon each other, please provide further disclosure as to how investors in this offering will know whether the Reorganization Transaction has been consummated.

20. Please supplementally confirm that the issuance of your common stock in the Reorganization Transaction complies with the procedures outlined in Staff Legal Bulletin No. 3, available on our website.

Use of Proceeds, page 32

21. You state that you intend to use the net proceeds from the offering "for working capital and other general corporate purposes." Please revise to provide more meaningful and specific disclosure of the intended use of proceeds for general corporate purposes and working capital, as well as the approximate amounts intended to be used for each such purpose, to the extent known. If you are unable to disclose a specific plan for a significant portion of the proceeds or the amounts intended for each such purpose, please revise to discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Dilution, page 35

22. We note your disclosure that your pro forma net tangible book value as of September 30, 2015 was approximately $21.6 million. Please tell us the details of how you calculated this amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Rate Case Activity, page 42

23. Here or in another appropriate section in the prospectus, please break out the rates you receive by individual facility.

24. We note your discussion of recent rate cases that have led you to abandon infrastructure coordination and finance agreements in favor of hook-up fee tariffs. Please discuss the impact this change will have on your results of operations, if any.

Recent Events

Sale of FATHOM Business, page 45

25. Please disclose any revenue realized in the sale of this business. In addition, please disclose any current contracts, and the material provisions of such contracts, that you have with GVM regarding the FATHOM platform.

Business, page 59

26. Please disclose the basis for all your assertions about your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response. The following are examples only of some of your assertions:

- "Water infrastructure in the United States is aging and requires significant investment and stringent focus on cost control . . . ," page 60;
- "[R]aising large amounts of funds required for capital investment is often challenging for municipal water utilities[,]" page 61; and
- "[M]any municipalities are examining a combination of outsourcing and partnerships with the private sector or outright privitizations," page 61.

Our Strategy, page 62

27. We note the discussion of your Total Water Management business model. Please discuss in greater detail the specific ways in which you are implementing this model through your business practices.

Our Competitive Strengths

Leader in Utilization of Technology and Innovation, page 63

28. We note your discussion here and throughout the prospectus regarding FATHOM. Since it appears to play a materially important role in your business, please discuss in greater detail the different aspects of the platform and how you utilize each in your business practices.

Management

Directors and Executive Officers, page 75

29. For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Executive Compensation

Base Salary, page 82

30. We note that you set your executive officers salaries in part by using a comparative group of public companies. Please discuss whether you engaged in any benchmarking, and, if applicable, the components of the benchmarking. Refer to Item 402(b)(2)(xiv).

Annual Incentive Awards

Company Goals, page 83

31. Please revise to more specifically describe the goals established by the compensation committee and board of directors and identified in the tables on page 83, as well as the levels at which they were achieved.

Target Annual Incentive Awards for 2014 and 2015, page 84

32. Please revise to clarify how the 2014 and 2015 "Target Incentive Award as Percentage of Base Salary" was determined for each named executive officer.

Principal Stockholders, page 95

33. Please disclose the natural person(s) or public company that has the ultimate investment or voting control over shares held by Polar Asset Management Partners Inc. Refer, by analogy, to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Financial Statements for the Year Ended December 31, 2014

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition – Water Services, page F-9

34. We note your disclosure that water connection fees represent the culmination of a separate earnings process and are recognized when the service is provided. Please revise your disclosure to also quantify the amount of water connection fee revenue recognized in each period presented in your financial statements.

Note 3. Regulatory Decision and Related Accounting and Policy Changes, page F-14

35. We note your discussion of initial rates at the bottom of page F-14 and the top of page F-15. We understand your initial rates are determined in part by forward-looking projections, including anticipated customer counts and required infrastructure. We also note your statement that changes in those rates are made through further formal rate applications. To provide more transparency about the impact of these initial rates on your financial statements, please respond to the following:

- Please revise your disclosure to more clearly explain whether these initial rates result in your collection of funds intended to reimburse you for infrastructure and other costs prior to your incurrence of these costs. If so, please revise your disclosure to more clearly explain how you account for this timing difference, including whether you record any assets or liabilities related to these initial rates and the timing of revenue recognition related to these initial rates.

- Additionally, please better disclose the extent to which you are currently operating under initial rates. In doing so, please clarify the extent to which Rate Decision No. 74364 includes rates based on forward-looking projections and the extent to which it includes rates based on your actual incurred costs.

36. We note the change in accounting for ICFA funds as described on page F-16 and have the following comments:

- We note that for funds received after the 2014 Rate Decision, 70% of those funds will be recorded as a hook-up fee (HUF) liability which will be relieved once the HUF funds are utilized for the construction of plant. Please revise your disclosure to clarify whether and how the relief of the HUF liability impacts your income statement.

- We note you recorded a gain on regulatory order of $50.7 million in the year ended December 31, 2014. Please revise your discussion of this gain to more specifically describe the changes brought about by the Rate Decision which led to this gain.

<u>Undertakings, page II-2</u>

37. Please include the undertakings required by Item 512(a)(6) of Regulation S-K as they are required for all primary offerings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-5513720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

Cc: Michael M. Donahey, Esq.